Rec'd 3/1/02

02004932

SECU[illegible] [illegible]COMMISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45763

RECD S.E.C.
MAR 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Monroe Bemiss & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street, Suite 1650
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Hugh Ewing, III (804) 780-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, L.L.P.
(Name — *if individual, state last, first, middle name*)

7301 Forest Avenue, Suite 300 (Address) Richmond (City) Virginia (State) 23226 Zip Code)

CHECK ONE:
XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Hugh Ewing, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Monroe Bemiss & Company, as of December 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature] Alexis Wilkinson
Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
YEARS ENDED
December 31, 2001 and 2000

EWING MONROE BEMISS & CO.


Goodman & Company, L.L.P.
There's power in our numbers.

CPAs / Consulting / Financial Advisors / Information Technology

EWING MONROE BEMISS & CO.

CONTENTS

Goodman & Company, L.L.P.

CPAs / Consulting / Financial Advisors / Information Technology

There's power in our numbers.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Ewing Monroe Bemiss & Co.

We have audited the accompanying balance sheets of ***Ewing Monroe Bemiss & Co.*** as of December 31, 2001 and 2000, and the related statements of operations,changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***Ewing Monroe Bemiss & Co.***. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Ewing Monroe Bemiss & Co.*** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, L.L.P.

Richmond, Virginia
February 20, 2002

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com

EWING MONROE BEMISS & CO.

BALANCE SHEETS

December 31,	2001	2000
ASSETS		
Current assets		
Cash	$ 1,057,365	$ 228,849
Accounts receivable	140,852	167,677
Prepaid expenses	12,703	11,277
Total current assets	1,210,920	407,803
Investments	161,779	96,434
Property and equipment - net	213,197	252,410
	$ 1,585,896	$ 756,647
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	121,453	27,138
Total current liabilities	121,453	27,138
Stockholders' equity	1,464,443	729,509
	$ 1,585,896	$ 756,647

The accompanying notes are an integral part of these financial statements.

EWING MONROE BEMISS & CO.

STATEMENTS OF OPERATIONS

Years Ended December 31,	**2001**	2000
Revenue		
Consulting and management fees	**$ 3,182,691**	$ 1,909,914
Investment and rental income	**22,675**	20,335
Total revenue	**3,205,366**	1,930,249
Expenses		
Salaries and related costs	**1,859,690**	1,328,731
Occupancy and equipment cost	**303,188**	329,175
Promotion cost	**77,172**	88,678
Communications	**26,186**	34,202
Office supplies and postage	**78,242**	93,425
Other operating expenses	**171,299**	180,563
Total expenses	**2,515,777**	2,054,774
Operating income (loss)	**689,589**	(124,525)
Other Income - equity interest in investments	**67,707**	-
Net income (loss)	**$ 757,296**	$ (124,525)

The accompanying notes are an integral part of these financial statements.

EWING MONROE BEMISS & CO.

STATEMENT OF CHANGES IN EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance - December 31, 1999	$ 5,720	$ 438,262	$ 321,252	$ 765,234
Net loss	-	-	(124,525)	(124,525)
Sale of common stock	635	157,779	-	158,414
Distributions to stockholders	-	-	(69,614)	(69,614)
Balance - December 31, 2000	**6,355**	**596,041**	**127,113**	**729,509**
Net income	-	-	**757,296**	**757,296**
Distibutions to stockholders	-	-	**(22,362)**	**(22,362)**
Balance - December 31, 2001	**$ 6,355**	**$ 596,041**	**$ 862,047**	**$ 1,464,443**

The accompanying notes are an integral part of these financial statements.

EWING MONROE BEMISS & CO.

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2001	2000
Cash flows from operating activities		
Net income (loss)	$ **757,296**	$ (124,525)
Adjustments to reconcile to net cash from operating activities:		
Depreciation	**59,412**	64,933
Loss on disposal of property and equipment	**993**	-
Investments received for consulting fees	(20,000)	(96,434)
Equity interest in investments	(67,707)	-
Change in:		
Accounts receivable	**26,825**	9,938
Prepaid Expenses	**(1,427)**	(3,672)
Accounts payable	**94,316**	12,603
Net cash from operating activities	**849,708**	(137,157)
Cash flows from investing activities		
Distributions received from investments	**22,362**	-
Purchase of property and equipment	**(21,192)**	(172,630)
Proceeds from sale of investments	-	900,000
Net cash from investing activities	**1,170**	727,370
Cash flows from financing activities		
Distributions to shareholders	**(22,362)**	(69,614)
Proceeds from note receivable	-	31,546
Proceeds from issuance of common stock	-	158,414
Bank Overdrafts	-	(481,710)
Net cash from financing activities	**(22,362)**	(361,364)
Net change in cash	**828,516**	228,849
Cash - beginning of year	**228,849**	-
Cash - end of year	$ **1,057,365**	$ 228,849
Supplemental disclosures of cash flow information		
Investments received for consulting fees	$ **20,000**	$ 96,434

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Ewing Monroe Bemiss & Co. (the "Company"), a Virginia Corporation was formed on 1992, under the laws of the Commonwealth of Virginia. Revenues are earned primarily from financial consulting and advisory services.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Accounts receivable are reviewed routinely for collectibility and reserves are established, if necessary. The Company had two accounts whose combined revenues were 35% of the total revenues during the year ended December 31, 2001. There were no accounts receivable outstanding for these accounts at December 31, 2001.

Investments

The Company utilizes the equity method to record its portion of the operating income from a pass-through investment. Other investments with a cost of $32,500 are accounted for under the lower of cost or market method.

Property and Equipment

Property and equipment are stated at cost and depreciated by straight-line and accelerated methods over estimated useful lives which range as follows:

Office furniture and fixtures	7 to 10 years
Office equipment	5 to 7 years
Leasehold improvements	5 to 39 years

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Income Tax Status

The stockholders have elected to be taxed as an S corporation, whereby all income, losses and credits are passed through to the stockholders. Consequently, no provision for federal income taxes is included in the financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Advertising Costs

The Company expenses advertising and marketing costs as incurred. These costs total $13,227 and $22,646 for 2001and 2000, respectively.

3. Lease Commitments

The Company leases office facilities under a five-year noncancellable operating lease. Future commitments under this lease obligation are as follows:

2002	$ 187,982
2003	$ 191,742
2004	$ 129,521

Total rent expense was $222,621 and $211,150 for 2001 and 2000, respectively. The Company subleases a portion of their office space under an annual operating lease.

4. Profit Sharing Plan

The Company has a profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion. Contributions to the plan were $100,000 for 2001. No contribution was made for 2000.

5. Investments

The Company received 33,333 shares of common stock in Entrinsik, Inc. for consulting fees during 2001. The fair value of this investment of $20,000 was estimated by management and was included in revenues for 2001. The Company also acquired a 3% interest in Vapotherm, Inc. in 2000 for the fair value recognized in revenue of $25,000. The carrying value of this investment has been reduced to $12,500 as of December 31, 2001.

During 2000, the Company received a 2.78% interest in NSW, L.L.C., a limited liability company, for consulting fees of $71,434. This was the fair value estimated by management and included in revenues for 2000. The carrying value of this investment was $129,279 at December 31, 2001.

6. Property and Equipment

Major classes of property and equipment consisted of the following:

	2001	2000
Leasehold improvements	$ **102,253**	$ 102,253
Furniture and office equipment	**415,265**	443,717
Total	**517,518**	545,970
Less - accumulated depreciation	**(304,321)**	(293,560)
	$ **213,197**	$ 252,410

Depreciation expense totalled $59,412 and $64,933 for the years ended 2001 and 2000, respectively.

7. Common Stock

Common stock consists of 25,000 authorized shares with a par value of $1 per share. There were 6,355 shares outstanding at December 31, 2001 and 2000. During the year ended December 31, 2000, the Company sold 635 shares to a new stockholder.

8. Net Capital

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the Rule. At December 31, 2001, the Company had net capital of $914,448, which was $909,448 in excess of its net capital requirement.

At December 31, 2000, the Company had a deficiency in net capital of $39,720 due to a capital charge for regulatory purposes of an unconditional loan guarantee as stated in Note 8 of $230,300. On April 12, 2001, the loan was paid by the borrower, a company affiliated by common ownership. The Company was accordingly released from this obligation.

9. Contingent Liabilities

During 2000, the Company has made an unconditional guarantee to a banking institution for a loan for an affiliated company in which the shareholders of the company are members. The amount of this guarantee was not to exceed $230,300. On April 12, 2001, the loan was paid and the Company released of this contingency.

* * * * *

Goodman & Company, L.L.P.

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REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17 A - 5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Ewing Monroe Bemiss & Co.

We have audited the accompanying financial statements of ***Ewing Monroe Bemiss & Co.*** as of and for the year ended December 31, 2001, and have issued our report thereon dated February 20, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, L.L.P.

Richmond, Virginia
February 20, 2002

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com
A Member of Associates, Inc.
Members American Institute of Certified Public Accountants

(CORRECTED)

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,464,443 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,464,443 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities		1,464,443 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	528,532 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	528,532 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		935,911 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	21,463 [3734]	

(CORRECTED)

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	21,463 [3740]
10. Net Capital			914,448 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	8,097 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	8,097 [3760]
14.	Excess net capital (line 10 less 13)	906,351 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	902,303 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			121,454 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			[3820]	[3830]
19.	Total aggregate indebtedness			121,454 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% .13282 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % ______ [3860]

EWING MONROE BEMISS & CO.

RECONCILATION OF COMPUTATION OF NET CAPITAL AND COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE X-15c3

December 31, 2001

Net Capital

There is no variance between the computation of net capital as reported on Schedule 1 and the Registrant's computation filed with the amended Part II, Form IIA-17a-5. Accordingly, no reconciliation is necessary.

Aggregate Indebtedness

There is no variance between the computation of aggregate indebtedness as reported on Schedule 1 of the Registrant's computation as amended on Part II, Form IIA-17a-5. Accordingly, no reconciliation is necessary.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(K)(2)(ii).

Goodman & Company, L.L.P.

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REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE

Board of Directors
Ewing Monroe Bemiss & Co.

In planning and performing our audit of the financial statements of ***Ewing Monroe Bemiss & Co.*** for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Ewing Monroe Bemiss & Co.*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are: (1) to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com

A Member of Associates, Inc.
Members American Institute of Certified Public Accountants

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate, to meet the Commission's objectives at December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Goodman & Company, L.L.P.

Richmond, Virginia
February 20, 2002